SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                      Brown & Sharpe Manufacturing Company
                                (Name of Issuer)

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   115223 10 9
                                 (CUSIP Number)

Seth H. Hoogasian, Esq.                           Thermo Electron Corporation
General Counsel                                        81 Wyman Street
(781) 622-1000                                        Waltham, MA  02254-9046

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 29, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         NAME OF REPORTING PERSON
           1             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Thermo Electron Corporation
                         IRS No. 04-2209186

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           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [    ]
                                                                    (b) [ x ]
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           3             SEC USE ONLY



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           4             SOURCE OF FUNDS*

                         WC
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           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


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           6             CITIZENSHIP OR PLACE OF ORGANIZATION

                         State of Delaware
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                           7   SOLE VOTING POWER
       NUMBER OF

         SHARES                743,800
      BENEFICIALLY

        OWNED BY

          EACH

        REPORTING

       PERSON WITH
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                           8   SHARED VOTING POWER

                               0
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                           9   SOLE DISPOSITIVE POWER

                               743,800

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                          10   SHARED VOTING POWER
                               0
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           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON

                         743,800
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           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES*          [   ]

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           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                         5.77%

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           14            TYPE OF REPORTING PERSON *

                         CO


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         Thermo Electron  Corporation (the "Reporting Person") hereby amends its statement on Schedule 13D relating to the shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Brown & Sharpe Manufacturing Company (the "Issuer"), as set forth below.

Item 2. Identity and Background.

         The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

         This Amendment is being filed by the Reporting Person to reflect a change in the information set forth herein under Item 4.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Person made its equity investment in the Issuer with a view towards a possible acquisition of the Issuer. The Reporting Person, through its majority-owned subsidiary Thermo Optek Corporation, made a proposal to the Issuer in March 1998 for a possible acquisition. The Issuer rejected the proposal and informed the Reporting Person that the Issuer's Board of Directors has determined that the best means for providing long-term value to its shareholders is to independently pursue its business plan rather than to sell the company.

         On May 26, 1998, the Reporting Person proposed to the Issuer an increase in the price per share that it would consider paying for the outstanding Shares in a merger. On May 29, 1998, the Issuer responded that its Board of Directors had considered and rejected the revised proposal as grossly inadequate, and reaffirmed the Board's determination that the best means for providing long-term value to the Issuer's shareholders is to independently pursue its business plan rather than to sell the company. The Reporting Person believes that the Issuer's position is not in the best interests of the Issuer's shareholders and, in accordance with its intention stated in its letter dated May 26, 1998 and in Amendment No. 1 to this Schedule 13D, plans to commence selling some or all of its Shares.

         The Reporting Person may dispose of its Shares from time to time, on the open market or otherwise. Conditions relevant to any future action may include plans of the management of the Issuer, if any, with respect to the Issuer, the market performance of the Issuer's common stock, then current market and economic conditions, and the Issuer's then current or prospective financial performance.

         Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 7.           Material to Be Filed as Exhibits

         Item 7 is hereby amended to include the additional exhibit listed below:

         (v) Letter dated May 29, 1998 from Frank T. Curtin, Chairman, President and Chief Executive Officer of the Issuer, to Earl R. Lewis, President and Chief Executive Officer of Thermo Instrument Systems Inc.

Signature

         After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: June 2, 1998                              THERMO ELECTRON CORPORATION


                                                 By:  /s/ Jane E. Kirk
                                                       Jane E. Kirk
                                                       Assistant Secretary

Exhibit (v)

                           [Brown & Sharpe Letterhead]


                                                              May 29, 1998

Via Fax
Original by Federal Express

Mr. Earl R. Lewis
President and Chief Executive Officer
Thermo Instrument Systems Inc.
8 East Forge Parkway
Franklin, MA 02038

Dear Mr. Lewis:

         Brown & Sharpe's Board of Directors has discussed your letter of May 26, 1998, which, as did your April 7, 1998 letter, proposed a merger of Brown & Sharpe with Thermo Optek. Under your revised proposal, each share of Brown & Sharpe would be exchanged for $15.50 in cash.

         After again consulting with its advisors and carefully considering your revised proposal, the Brown & Sharpe Board of Directors has unanimously determined that the proposal is grossly inadequate and is not in the best interests of Brown & Sharpe and its shareholders. The Board of Directors has also reaffirmed its determination that the best means of providing long-term value to Brown & Sharpe's shareholders is to independently pursue our business plan rather than to sell the company.

                                                       Sincerely,


                                                       /s/ Frank T. Curtin
                                                       Frank T. Curtin

FTC:kv